SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                            OVERSEAS FILMGROUP, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    690337118
                                 (CUSIP Number)


                                November 23, 1998
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)


                                Page 1 of 5 Pages

CUSIP No.   6900337118                13G            Page 2 of 5 Pages
-----------------------                              ----------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jay Goldman
----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     |_|
                                                                   (b)     |X|
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            5        SOLE VOTING POWER

                                     533,800
          NUMBER OF         ------------------------------------------------
          SHARES            6        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0
           EACH             ------------------------------------------------
         REPORTING          7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      533,800
                            ------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          620,300  (See item 4(a))
----------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.8%
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12        TYPE OF REPORTING PERSON*

          IN
----------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  OVERSEAS FILMGROUP, INC.
----------------------------------------------------------------------------
Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  8800 Sunset Boulevard, Los Angeles, CA 90069
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Item 2(a).        Name of Persons Filing:

                  Jay Goldman
----------------------------------------------------------------------------
Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  40 Kean Road, Short Hills, New Jersey 07078
----------------------------------------------------------------------------
Item 2(c).        Citizenship:

                  U.S.A.
----------------------------------------------------------------------------
Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share
----------------------------------------------------------------------------
Item 2(e).        CUSIP Number:

                  690337118
----------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  |_|  Broker or dealer registered under Section 15 of the
                         Exchange Act;
               (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;
               (c)  |_|  Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;
               (d)  |_|  Investment company registered under Section 8 of the
                         Investment Company Act;
               (e)  |_|  An investment adviser in accordance with Rule 13d-1(b)
                         (ii)(E);
               (f)  |_|  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)  |_|  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G)
               (h)  |_|  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
               (i)  |_|  A church plan that is excluded  from the definition of
                         an investment company under Section 3(c)(14) of the
                         Investment Company Act;
               (j) |_|   Group,  in accordance  with Rule  13d-1(b)(1)(ii)(J);
               If this statement is filed pursuant to Rule 13d-1(c), check this box |X|


                                Page 3 of 5 Pages

Item 4.  Ownership

          (a) Amount beneficially owned: 620,300 shares of Common Stock, which includes (i) 423,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by Mr. Goldman;
               (ii) 25,000 shares of Common Stock issuable upon exercise of presently exercisable unit purchase options held by Mr. Goldman (each unit consisting of one share of Common Stock and two warrants); (iii) 50,000 shares of Common Stock issuable upon exercise of the warrants issuable upon the exercise of the unit purchase options held by Mr. Goldman; (iv) 35,800 shares of Common Stock issuable upon exercise of presently exercisable warrants held by Delaware Charter & Guarantee Trust Co., as custodian for Mr. Goldman's Individual Retirement Account; (v) 8,000 shares of Common Stock held of record by Mr. Goldman's spouse, and (vi) 78,500 shares of Common Stock issuable upon exercise of presently exercisable warrants held by Delaware Charter & Guarantee Trust Co., as custodian for the Individual Retirement Account of Mr. Goldman's spouse.

               Although Mr. Goldman has no voting or dispositive power over the shares of Common Stock referred to in clauses (v) and (vi) and disclaims beneficial ownership of such shares, because of the spousal relationship Mr. Goldman may be deemed to beneficially own such shares.

         (b)   Percent of Class: 9.8%.

         (c)   Number of shares as to which  person has:
               (i)   Sole power to vote or direct the vote -- 533,800
               (ii)  Shared power to vote or direct the  vote  --  0
               (iii) Sole power to dispose or direct the disposition of
                     -- 533,800
               (iv)  Shared power to dispose or direct the disposition of -- 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         None.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         None.


Item 8.  Identification and Classification of Members of the Group.

         None.


Item 9.  Notice of Dissolution of Group.

         None.


Item 10. Certifications.


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 8, 1998                               /s/ Jay Goldman
                                                     -----------------
                                                     Jay Goldman




                                Page 5 of 5 Pages